

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

John Turner
Chief Financial Officer
Atlas Energy Solutions Inc.
5918 W. Courtyard Drive, Suite 500
Austin, TX 78730

> **Re:** **Atlas Energy Solutions Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Exhibit No. 10.12**
> **Filed February 9, 2023**
> **File No. 333-269488**

Dear John Turner:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance